

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2014

Via E-mail
Anthony J. Gumbiner
Chief Executive Officer
The Hallwood Group Incorporated
3710 Rawlins, Suite 1500
Dallas, Texas 75219

> **Re:** **The Hallwood Group Incorporated**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 5, 2014**
> **File No. 001-08303**
> **Amendment No. 2 to Schedule 13E-3**
> **Filed March 5, 2014**
> **File No. 005-36207**

Dear Mr. Gumbiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Southwest Securities, page 27

1. We note your response to comment 10 in our letter dated February 7, 2014 and your disclosure that "[i]n the view of the SEC, the availability of any such defenses under applicable law will have no effect on the rights and responsibilities of the Special Committee…or board of directors of the Company or Southwest Securities under applicable U.S. federal securities laws." Please remove any reference to federal securities laws given that our prior comment only referenced applicable state law. Please also remove your reference to the "views of the SEC" considering our comments do not constitute an official expression of the SEC's views.

The Parent Filing Persons' Position as to the Fairness of the Merger, page 35

2. We note your response to comment 6 in our letter dated February 7, 2014. Please further expand your disclosure related to the Parent Filing Persons determination that the transaction was fair to minority and unaffiliated stockholders. In this regard, we note your disclosure that the pre-Merger public company going concern value is "speculative and unreliable."

Litigation, page 47

Stockholder's Lawsuit, page 48

3. Please revise to disclose when the court is reasonably expected to make a decision regarding approval of the Settlement. Please also disclose the potential ramifications to the Company as a result of this lawsuit if the Settlement is not approved and you proceed with consummation of the Merger based upon the original Merger Consideration of $10.00 per share.

Where you can find additional information, page 86

4. We note your response to comment 9 in our letter dated February 7, 2014 that "[you] will delay mailing of the definitive proxy statement to [y]our stockholders until [y]our audited financial statements for fiscal year 2013 are complete." Accordingly, please update your disclosure and include the financial statements in, or to the extent the Company is permitted to do so, incorporated by reference into, the proxy statement. Please note that in circumstances where the filing persons elect to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and Item 13 of Schedule 13E-3, all of the summarized financial information required by Item 1010(c) must still be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. In light of your response to comment 9, when your audited financial statements for fiscal year 2013 are complete, please revise the disclosure under the heading "Historical Selected Financial Information" on page 70 to include updated summary financial statement, ratio of earnings to fixed charges and book value per share.

Please contact Staff Attorney, Jennifer López, at (202) 551-3792, Perry Hindin, Special Counsel in the Office of Merger & Acquisitions, at (202) 551-3444 or me at (202) 551 3720 if you have any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director